Rule 424(b)(2)

Registration Statement No. 333-131159

CUSIP 125581CS5; ISIN US125581CS57; Common Code 026811210

PRICING SUPPLEMENT NO. 15

Dated September 7, 2006 to

Prospectus, dated January 19, 2006 and

Prospectus Supplement, dated January 20, 2006

$500,000,000

CIT Group Inc.

5.85% Senior Notes due September 15, 2016

Joint Lead Managers

Banc of America Securities LLC	Deutsche Bank Securities	JPMorgan

_____________________________

Co-Managers

Bear, Stearns & Co. Inc.	Credit Suisse	Citigroup
LaSalle Capital Markets	Merrill Lynch & Co.	Wachovia Securities

Junior Co-Managers

BNY Capital Markets, Inc.	Mitsubishi UFJ Securities

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
5.85% Senior Notes due September 15, 2016	$500,000,000	99.932%	$53,500
(1) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$500,000,000

Proceeds to Corporation:	99.482%, or $497,410,000

Underwriters’ Commission:	0.450%, or $2,250,000

Issue Price:	99.932%, or $499,660,000

Original Issue Date:	September 14, 2006

Maturity Date:

September 15, 2016, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date the payment was due, and no interest will accrue as a result of the delayed payment.

Interest Rate:	The Notes will bear interest at an annual rate of 5.85%.

Specified Currency:	U.S. Dollars ($)

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about the Original Issue Date.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest Payment Dates:

Interest will be paid on the Maturity Date and semiannually on March 15 and September 15 of each year, commencing on March 15, 2007, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Accrual of Interest:

Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Exchange Listing:	None.

Other Provisions:

“Notes” means the $500,000,000 5.85% Senior Notes Due September 15, 2016.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125581CS5

ISIN:	US125581CS57

Common Code:	026811210

PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated as of September 7, 2006, with the Underwriters named below, for whom Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount

Banc of America Securities LLC	$130,000,000
Deutsche Bank Securities Inc.	130,000,000
J.P. Morgan Securities Inc.	130,000,000
Bear, Stearns & Co. Inc.	15,834,000
Credit Suisse Securities (USA) LLC	15,834,000
Citigroup Global Markets Inc.	15,833,000
LaSalle Financial Services, Inc.	15,833,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,833,000
Wachovia Capital Markets, LLC	15,833,000
BNY Capital Markets, Inc.	7,500,000
Mitsubishi UFJ Securities International plc	7,500,000
Total	$500,000,000

We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement and may offer the Notes to certain dealers at prices less a concession not in excess of 0.30% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.20% of the principal amount of the Notes. After the initial public offering, the public offering price and these concessions may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent it intends to affect any sales of the Notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

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Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectus (collectively, the "Offering Documents") (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

SELLING RESTRICTIONS

France

Each Underwriter has represented and agreed that this pricing supplement and the accompanying prospectus is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this pricing supplement and the accompanying prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval ("visa") in France.

Each Underwriter has further represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes to the public in France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this pricing supplement or any other offering material relating to the Notes and that any offers, sales and distributions have been and will be made in France to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) and/or a restricted group of investors (cercle restreint d'investisseurs), all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D.411-1, D.411-2, D.411-3 and D.411-4 of the French Monetary and Financial Code.

Each Underwriter has further represented and agreed that this pricing supplement is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this pricing supplement and this pricing supplement has been distributed on the understanding that such recipients will only participate in the issue or sale of the Notes for their own account and undertake not to transfer, directly or indirectly, the Notes to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Hong Kong

Each Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ''prospectus'' as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan. The Notes purchased may not be transferred directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity

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organized under the laws of Japan) except that they may be transferred to qualified institutional investors as defined under the Securities and Exchange Law of Japan.

Kuwait

Each Underwriter has represented and agreed that it has not offered or sold and will not offer or sell any Notes or distribute any documents, offer any materials, or issue any invitation or advertisement in the State of Kuwait relating thereto, save in strict compliance with the provisions of Law No. 31/1990 and the various Ministerial Orders and Resolutions issued thereunder. No mass-media means of contact are being used to market the Notes. The Notes are being offered for sale only to qualified institutional investors. Neither the Notes nor the private offering have been licensed by the Ministry of Commerce or any other relevant Kuwaiti Government Agency. Neither the Underwriters nor any other party involved in this offering is licensed in the state of Kuwait.

People's Republic of China

Each Underwriter has represented and agreed that it has not and will not circulate or distribute this pricing supplement in the People's Republic of China (PRC) and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any Notes to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan. Neither this pricing supplement nor any advertisement or other offering material may be distributed or published and no offer or sale of any Notes may be made in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Singapore

Each Underwriter has acknowledged that this pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter has further represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the Notes from or through that Underwriter, namely a person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except:

(1)

to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

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(3)	by operation of law.

Switzerland

Each Underwriter has agreed and represented that this pricing supplement may only be used by those persons, and the Notes are only offered to those persons and/or entities directly solicited by the Underwriters. The Notes will not be offered, directly or indirectly, to the public in Switzerland, and this pricing supplement does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

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